                                                                    Exhibit 8.1
                 [Letterhead of Duane, Morris & Heckscher LLP]

                              April 28, 2000


Board of Directors
National Bancorp of Alaska, Inc.
301 East Northern Lights Boulevard
Anchorage, AK 99503

               Re: Proposed Merger of Merger Co., a wholly-owned subsidiary of Wells Fargo & Company, with and into National Bancorp of Alaska, Inc.

Ladies and Gentlemen:

         We have acted as counsel to National Bancorp of Alaska, Inc., a Delaware corporation (the "Company") in connection with the Agreement and Plan of Reorganization dated as of January 12, 2000 and amended as of February 15, 2000 (the "Agreement") by and between the Company and Wells Fargo & Company, a Delaware corporation ("Wells Fargo"), whereby a wholly-owned subsidiary of Wells Fargo, a Delaware corporation (the "Merger Co.") will be merged with and into the Company with the Company being the surviving corporation (the "Merger").

         The Company has outstanding common stock, par value of $2.50 per share, which stock constitutes all of the outstanding stock of the Company ("Company Common Stock"). Wells Fargo has outstanding common stock, par value of $1-2/3 per share ("Wells Fargo Common Stock").

         This opinion addresses certain federal income tax consequences of the Merger.

         Except as otherwise defined herein, all terms defined in the Agreement shall have the same meaning when used in this opinion.

         The elements of the Merger are as follows:

         (1) Merger Co. will be merged by statutory merger under Delaware General Corporation Law, with the Company being the surviving corporation. In the merger, each share of Company Common Stock outstanding immediately prior to the Effective Time (other than shares as to which dissenters rights have been exercised) will be converted into the right to receive the number of shares of Wells Fargo Common Stock determined by dividing $30 by the Wells Fargo Measurement Price. The Wells Fargo Measurement Price is the average of the closing prices of a share of Wells Fargo Common Stock as reported on the consolidated tape of the New York Stock Exchange during the 15-day trading period ending on March 15, 2000. The Wells Fargo Common Stock to be received by the Company shareholders will be voting stock, entitled to one vote per share.

         (2) No fractional shares of Wells Fargo Common Stock will be issued in the Merger. Cash in lieu of fractional shares will be paid to a Company shareholder in an amount of cash equal to the product obtained by multiplying the fractional share interest to which such Company shareholder is entitled by the average of the closing prices of a share of Wells Fargo Common Stock as reported on the consolidated tape of the New York Stock Exchange for each of the 5 trading days ending on the second day immediately preceding the Effective Date of the Merger.

                                     *******

         In rendering our opinion, we have examined and relied upon but have not independently verified the accuracy and completeness of the facts, information, covenants and representations contained in the Agreement, the registration statement on SEC Form S-4, and such other documents as we have deemed necessary or appropriate as a basis for our opinion. In addition, we have relied upon certain representation letters furnished to us by the Company and Wells Fargo. Where such statements and representations are made to the best knowledge and belief of the person making such statement or representation, we have assumed the facts to be as so stated and represented. We have also assumed that the Merger will be consummated in accordance with the Agreement and state law. Our opinion is conditioned on the initial and continuing accuracy of such facts, information, covenants, representations, statements and assumptions. In addition, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons, and the conformity to the originals of all documents submitted to us as copies.

         In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, and interpretive rulings as we have considered relevant as in effect as of the date hereof. Statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion is based could affect our conclusions.


                                     *******

         Based solely upon the foregoing, we are of the opinion that under current law for federal income tax purposes:

         (i) The Merger will qualify as a "reorganization" under section 368(a)(1)(A) of the Code (section 368(a)(2)(E) of the Code). The Company, Well Fargo and Merger Co. will each be a "party to the reorganization" within the meaning of section 368(b) of the Code;

         (ii) No gain or loss will be recognized by a holder of Company Common Stock upon the receipt of Wells Fargo Common Stock solely in exchange for his or her Company Common Stock (section 354(a)(1) of the Code);

         (iii) The basis of the Wells Fargo Common Stock received by a holder of Company Common Stock (including any fractional share interest to which that shareholder may be entitled) pursuant to the Merger will be the same as the basis of Company Common Stock exchanged therefor (section 358(a)(1) of the Code);

         (iv) The holding period of the Wells Fargo Common Stock received by a holder of Company Common Stock (including any fractional share interest to which that shareholder may be entitled) pursuant to the Merger will include the holding period of Company Common Stock exchanged therefor, provided the Company Common Stock is held as a capital asset by the holder at the Effective Time (section 1223(1) of the Code); and

         (v) A holder of Company Common Stock who receives cash in lieu of a fractional share of Wells Fargo Common Stock will recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and that gain or loss will be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder (Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574).
 ----------------                   ----------------

                                     *******

         Except as set forth above, we express no opinion as to the federal, state, local or foreign tax consequences of the Merger or of any transactions related thereto. This opinion is solely for your benefit and is not to be used, quoted, circulated or otherwise referred to without our express written permission. We hereby consent to the use of this opinion in the Registration Statement on Form S-4 of Wells Fargo, and we further consent to the reference of our name in the Proxy Statement/Prospectus, included as part of the Registration Statement, under the caption. "U.S. Federal Income Tax Consequences of the Merger."

                                               Very truly yours,

                                               /s/ Duane, Morris & Heckscher LLP
PH3\638203.1